                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM ________________ TO _________________

             COMMISSION FILE NUMBER 1-9513 (CMS ENERGY CORPORATION)
            COMMISSION FILE NUMBER 1-5611 (CONSUMERS ENERGY COMPANY)

                          EMPLOYEES' SAVINGS PLAN AND
                        EMPLOYEE STOCK OWNERSHIP PLAN OF
                            CONSUMERS ENERGY COMPANY
                                ONE ENERGY PLAZA
                            JACKSON, MICHIGAN 49201
              (FULL TITLE OF THE PLAN AND ADDRESS OF THE PLAN, IF
                 DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW)

                             CMS ENERGY CORPORATION
                                ONE ENERGY PLAZA
                            JACKSON, MICHIGAN 49201
                     (NAME OF ISSUER OF THE SECURITIES HELD
                      PURSUANT TO THE PLAN AND THE ADDRESS
                       OF ITS PRINCIPAL EXECUTIVE OFFICE)

                      Employees' Savings Plan and Employee
                Stock Ownership Plan of Consumers Energy Company

             Audited Financial Statements and Supplemental Schedule

                         December 31, 2005 and 2004 and
                          Year ended December 31, 2005

                                    CONTENTS

Report of Independent Registered Public Accounting Firm ....................   1

Audited Financial Statements

Statements of Net Assets Available for Benefits ............................   2
Statement of Changes in Net Assets Available for Benefits ..................   3
Notes to Financial Statements ..............................................   4

Supplemental Schedule

Schedule H, Line 4i--Schedule of Assets (Held at End of Year) ..............   9

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Employees' Savings Plan and Employee
   Stock Ownership Plan of Consumers Energy Company

We have audited the accompanying statements of net assets available for benefits of Employees' Savings Plan and Employee Stock Ownership Plan of Consumers Energy Company as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


/s/ Ernst & Young LLP

Detroit, Michigan
June 23, 2006

                   Employees' Savings Plan and Employee Stock
                   Ownership Plan of Consumers Energy Company

                 Statements of Net Assets Available for Benefits

                                                                 DECEMBER 31
                                                         ---------------------------
                                                             2005           2004
                                                         ------------   ------------
ASSETS
Investments:
   Guaranteed investment contracts (at contract value)   $ 70,445,364   $130,736,865
   Collective Trust Funds:
      Comerica Small Cap Index Fund                         4,430,138      2,633,789
      Comerica Large Cap Growth Index Fund                 11,831,512     12,155,574
      Comerica Large Cap Value Index Fund                  12,834,276     11,386,982
      Comerica Midcap Index Fund                            3,621,115      1,785,889
      Comerica 500 Index Fund                              15,671,334     14,394,383
   Registered Investment Companies:
      Fidelity Managed Income Portfolio II                110,015,527     41,291,721
      PIMCO Total Return Fund                               6,871,368             --
      Vanguard Inflation Protected Securities Fund            598,162             --
      Fidelity Intermediate Bond Fund                              --      6,203,158
      Calamos Growth Fund                                  62,637,949     57,289,067
      Janus Mid Cap Value Fund                             13,896,018      8,105,451
      Fidelity Dividend Growth Fund                       142,658,183    150,679,815
      Fidelity Low Price Stock Fund                        11,740,282     10,999,072
      Fidelity Diversified International Fund              34,829,913     24,500,289
      Fidelity Small Cap Stock Fund                        15,289,122     14,408,657
      Fidelity Freedom Income Fund                          1,710,387      1,329,472
      Fidelity Freedom 2000 Fund                                1,358             --
      Fidelity Freedom 2005 Fund                              112,007             --
      Fidelity Freedom 2010 Fund                            5,563,136      3,619,498
      Fidelity Freedom 2015 Fund                            1,348,205             --
      Fidelity Freedom 2020 Fund                            5,735,221      2,678,603
      Fidelity Freedom 2025 Fund                              734,202             --
      Fidelity Freedom 2030 Fund                            1,399,452        723,534
      Fidelity Freedom 2035 Fund                              232,201             --
      Fidelity Freedom 2040 Fund                            1,503,321        409,553
   CMS Energy Corporation Common Stock                    168,766,700    121,554,041
   Short term investments                                     370,103         12,658
   Loans to participants                                   22,229,822     22,891,867
                                                         ------------   ------------
Total investments                                         727,076,378    639,789,938
Receivables:
   Other receivables                                          526,691         71,839
                                                         ------------   ------------
                                                              526,691         71,839
LIABILITY
Other                                                         200,783         83,248
                                                         ------------   ------------
Net assets available for benefits                        $727,402,286   $639,778,529
                                                         ============   ============

See accompanying notes.

                   Employees' Savings Plan and Employee Stock
                   Ownership Plan of Consumers Energy Company

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2005

ADDITIONS
Interest and dividend income                       $  6,209,317
Participant contributions                            42,057,983
Employer contributions                               13,098,045
                                                   ------------
Total additions                                      61,365,345

DEDUCTIONS
Benefits payments, withdrawals and distributions     46,769,350
Administrative expenses                                 190,970
                                                   ------------
Total deductions                                     46,960,320
Net realized and unrealized appreciation
   in fair value of investments                      73,218,732
                                                   ------------
Net increase                                         87,623,757
Net assets available for benefits:
   Beginning of year                                639,778,529
                                                   ------------
   End of year                                     $727,402,286
                                                   ============

See accompanying notes.

                      Employees' Savings Plan and Employee
                Stock Ownership Plan of Consumers Energy Company

                          Notes to Financial Statements

                           December 31, 2005 and 2004
                        and Year Ended December 31, 2005

1. DESCRIPTION OF PLAN

The following description of the Employees' Savings Plan and Employee Stock Ownership Plan of Consumers Energy Company (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan designed to encourage and assist employees of CMS Energy Corporation and its subsidiaries, which are at least 80% owned (the Company or Employer) and have adopted the Plan in saving for the future. The Plan is a voluntary program that allows eligible participants to invest their contributions in various investment funds. All regular employees of the Company as defined by the Plan, may participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants in the Plan may elect to make pre-tax or after-tax contributions in amounts up to 50% of their eligible compensation (up to 25% prior to September 1, 2005), as defined by the Plan, subject to certain limitations as set forth in the Plan. If a participant's annual salary is equal to or more than $95,000, the most that can be contributed by the Employer on behalf of the participant to the Plan on a pre-tax basis is 12.5% of their eligible compensation.

The Company provides matching Employer contributions in an amount equal to $.60 for each $1.00 contributed by a participant ($.50 for each $1.00 prior to September 1, 2005), up to a maximum of 6% of the participant's eligible compensation. The Employer can also make discretionary contributions to the Plan, but did not elect to do so during 2005 or 2004.

All participant balances are eligible for reallocation at the discretion of the participant.

Effective September 1, 2004, the savings portion of the Plan was amended to provide that authorized but unissued shares of common stock of CMS Energy Corporation or other securities convertible to such common stock may be used to satisfy allocations elected by participants and matching Employer contributions.

Effective September 1, 2005, all new participants and participants formerly covered by the Cash Balance provisions of the Company's pension plan began accruing benefits under the Defined Company Contribution Plan (DCCP) provisions of the Plan. Employees are eligible for participation in the DCCP after 180 days of employment. Under DCCP, participants receive a

                      Employees' Savings Plan and Employee
                Stock Ownership Plan of Consumers Energy Company

                          Notes to Financial Statements

1. DESCRIPTION OF PLAN (CONTINUED)

CONTRIBUTIONS (CONTINUED)

company contribution of 5% of eligible compensation. Contributions are immediately vested and are allocated at the discretion of the participant.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, matching Employer contributions and allocations of Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the vested value of the participant's account.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in any matching Employer contributions is based on years of service. A participant becomes 10% vested for each of the first two years of service with the Company, and 20% for each of the next four years of service.

PARTICIPANT LOANS

Participants may borrow from their non-DCCP fund accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms range up to five years for a general purpose loan or up to 15 years for the purchase of a primary residence. The loans are secured by the balance of the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest are paid ratably through payroll deductions.

PAYMENT OF BENEFITS

Upon termination of service, death, disability or retirement, a participant may receive a lump-sum amount equal to the vested value of his or her account.

FORFEITURES AND ADMINISTRATIVE EXPENSES

Forfeitures result from matching Employer contributions and incentive contributions remaining in the Plan for terminated participants' nonvested account balances. Forfeitures generated are added to a forfeiture reserve account and are available to offset matching Employer contributions. Such amounts forfeited in 2005 and 2004 were $41,940 and $55,386, respectively, and are treated as a reduction of the Employer's contribution. As of December 31, 2005, the

                      Employees' Savings Plan and Employee
                Stock Ownership Plan of Consumers Energy Company

                          Notes to Financial Statements

1. DESCRIPTION OF PLAN (CONTINUED)

FORFEITURES AND ADMINISTRATIVE EXPENSES (CONTINUED)

cumulative unallocated forfeitures were $200,410; as of December 31, 2004 they were $158,358. Expenses related to the administration and investment management of the Plan are charged against the assets of the investment funds offered to plan participants. Brokerage fees, commissions, stock transfer taxes and other expenses in connection with the purchases, sales and distributions of securities for each investment fund are charged to the fund that incurred the cost. Fees for obtaining loans are charged to the participant that requested the loan.

PLAN TERMINATION

Although it has not expressed the intention to do so, the Company has reserved the right to terminate the Plan at any time by resolution of its Board of Directors. The value of the participant accounts will be determined as of the effective date of the termination and be distributed as provided by the Plan.

2. SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION

Except for the investment contracts, the Plan's investments are stated at fair value which equals the quoted market price on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The fair value of the participation units owned by the Plan in the common trust fund accounts are based on quoted redemption values on the last business day of the plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

Investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. There are no reserves against contract values for credit risk of contract issues or otherwise. Contract value approximates fair value. The average yield for these contracts was 5.88% in 2005 and 6.11% in 2004. The crediting interest rate for these investment contracts ranged from approximately 5.40% to 6.28% in 2005 and 5.40% to 6.99% in 2004. Rates on contracts remain fixed for the life of each contract.

The valuation of participant accounts is priced on a daily basis.

                      Employees' Savings Plan and Employee
                Stock Ownership Plan of Consumers Energy Company

                          Notes to Financial Statements

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INVESTMENTS

Fidelity Investments is the trustee and recordkeeper for the Plan.

During 2005, the Plan's investments (including investments purchased and sold, as well as held, during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                       NET REALIZED
                                      AND UNREALIZED
                                       APPRECIATION
                                       IN FAIR VALUE
                                      OF INVESTMENTS
                                      --------------
Mutual funds                            $25,850,850
CMS Energy Corporation Common Stock      47,367,882
                                        -----------
                                        $73,218,732
                                        ===========

4. CONTINGENCY

The Company is a named defendant, along with Consumers Energy Company (Consumers), CMS Marketing Services and Trading Company and certain named and unnamed officers and directors, in two lawsuits, filed in July 2002 in the U.S. District Court for the Eastern District of Michigan, brought as purported class actions on behalf of participants and beneficiaries of the Plan. Plaintiffs allege breaches of fiduciary duties under ERISA and seek restitution on behalf of the Plan with respect to a decline in value of the shares of the Company's common stock held in the Plan, as well as other equitable relief and legal fees. On March 1, 2006, the Company and Consumers reached an agreement, subject to court and independent fiduciary approval, to settle the lawsuits. The settlement agreement requires a $28 million cash payment by the Company's primary insurer that will be used to pay Plan participants and beneficiaries for alleged losses, as well as any legal fees and expenses. In addition, the Company agreed to certain other steps regarding administration of the Plan. A hearing on the final approval of the settlement was held on June 15, 2006. On June 27, 2006, the Judge entered the Order and Final Judgment approving the proposed settlement with minor modifications. The settlement proceeds, net of attorneys' fees and expenses, will be disbursed to the Plan for distribution by the Plan's trustee in accordance with the Amended Plan of Allocation.

                      Employees' Savings Plan and Employee
                Stock Ownership Plan of Consumers Energy Company

                          Notes to Financial Statements

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated April 24, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in statements of net assets available for benefits.

7. NEW ACCOUNTING PRONOUNCEMENTS

On December 29, 2005, the Financial Accounting Standards Board (FASB) released FASB Staff Position AAG INV-1 and SOP 94-4-1 entitled "Reporting of Fully Benefit-Responsive Investments Contracts Held by Certain Investment Companies Subject to AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans." The new reporting requirements are effective for reporting periods ending after December 15, 2006 and would apply to Guaranteed Investment Contracts held by the Plan. The Company is in the process of evaluating the new reporting requirements.

                              Supplemental Schedule

                   Employees' Savings Plan and Employee Stock
                   Ownership Plan of Consumers Energy Company
                        EIN: 38-0442310 Plan Number: 002

          Schedule H, Line 4i--Schedule of Assets (Held at End of Year)
                                December 31, 2005

                                                                                                       CONTRACT
                                                    DESCRIPTION OF INVESTMENT INCLUDING                   OR
        IDENTITY OF ISSUE, BORROWER,                 MATURITY DATE, RATE OF INTEREST,                   CURRENT
           LESSOR OR SIMILAR PARTY                   COLLATERAL, PAR OR MATURITY VALUE        COST       VALUE
--------------------------------------------   --------------------------------------------   ----   ------------
Principal Mutual Life Insurance Company        6.18% Matures 11/14/2006                              $ 13,217,587
Principal Mutual Life Insurance Company        6.28% Matures 05/14/2007                                13,275,596
Principal Mutual Life Insurance Company        5.85% Matures 01/30/2008                                12,510,516
The Prudential Mutual Life Insurance Company   5.40% Matures 11/15/2006                                12,486,226
The Prudential Mutual Life Insurance Company   5.70% Matures 11/15/2007                                18,955,439

* Fidelity Investments                         Fidelity Managed Income Portfolio II                   110,015,527
                                               Fidelity Dividend Growth                               142,658,183
                                               Fidelity Low Price Stock Fund                           11,740,282
                                               Fidelity Diversified International Fund                 34,829,913
                                               Fidelity Small Cap Stock Fund                           15,289,122
                                               Fidelity Freedom Income Fund                             1,710,387
                                               Fidelity Freedom 2000 Fund                                   1,358
                                               Fidelity Freedom 2005 Fund                                 112,007
                                               Fidelity Freedom 2010 Fund                               5,563,136
                                               Fidelity Freedom 2015 Fund                               1,348,205
                                               Fidelity Freedom 2020 Fund                               5,735,221
                                               Fidelity Freedom 2025 Fund                                 734,202
                                               Fidelity Freedom 2030 Fund                               1,399,452
                                               Fidelity Freedom 2035 Fund                                 232,201
                                               Fidelity Freedom 2040 Fund                               1,503,321
                                               Short Term Investments                                     370,103

* CMS Energy Corporation                       Common Stock of CMS Energy Corporation                 168,766,700

Comerica Bank, N.A.                            Comerica Small Cap Index Fund                            4,430,138
                                               Comerica Large Cap Growth Index Fund                    11,831,512
                                               Comerica Large Cap Value Index Fund                     12,834,276
                                               Comerica Midcap Index Fund                               3,621,115
                                               Comerica 500 Index Fund                                 15,671,334

Calamos Asset Management, Inc.                 Calamos Growth Fund                                     62,637,949
Pimco                                          Pimco Total Return Fund                                  6,871,368
Berger Financial Group, LLC                    Janus Mid Cap Value Fund                                13,896,018
Vanguard                                       Vanguard Inflation Protected Securities Fund               598,162

* Participant Loans                            Interest rate range: 3.00% to 8.75%
                                                  with various maturity dates                          22,229,822
                                                                                               ---   ------------
                                                                                               $--   $727,076,378
                                                                                               ===   ============

*    Party-in-interest.

Note: Historical cost information is not shown as all investments are participant-directed.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMPLOYEES' SAVINGS PLAN AND
EMPLOYEE STOCK OWNERSHIP PLAN OF
CONSUMERS ENERGY COMPANY


By: /s/ Laura L. Mountcastle
    ---------------------------------
Laura L. Mountcastle
Plan Administrator and
Vice President, Investor Relations and Treasurer
CMS Energy Corporation and
Consumers Energy Company
Dated: June 29, 2006

                                    EXHIBITS

Exhibit Number                          Description
--------------                          -----------
     (23)        Consent of Independent Registered Public Accounting Firm
     (32)        Certifications pursuant to Section 906 of the Sarbanes-
                 Oxley Act of 2002